CAS MEDICAL SYSTEMS, INC.

2005 ANNUAL REPORT



FOR WHAT'S VITAL

Financial Highlights

(Amounts in thousands except per share data)

For Year Ended	2005[1]	2004	2003[2]	2002[3]	2001
Revenues	$ 26,884	$ 20,059	$ 16,950	$ 15,025	$ 14,817
Net Income	1,815	1,205	561	(497)	174
Earnings (Loss) per Diluted Common Share	$ 0.15	$ 0.11	$ 0.05	$ (0.05)	$ 0.02
Diluted Shares Outstanding	11,729	11,128	10,459	9,645	10,564
At Year End					
Working Capital	$ 7,482	$ 5,369	$ 5,158	$ 4,609	$ 5,320
Long-term Debt, less Current Portion	4,416	1,035	1,535	1,986	2,403
Total Assets	17,918	10,993	10,098	9,678	10,004
Stockholders' Equity	$ 9,117	$ 7,156	$ 5,891	$ 5,294	$ 5,791

(1) 2005 pre-tax income includes $401 credit from curtailment gain of post-retirement benefit plan.
2005 reflects the acquisition of Statcorp, Inc. on May 15, 2005.
(2) 2003 net income includes $500 ($0.05 per diluted common share) of non-taxable income from insurance proceeds.
(3) 2002 shares outstanding exclude the impact of stock options and warrants as they would have been anti-dilutive.


KLEAR-TRACE®
KLEAR-TRACE®
KLEAR-TRACE®
KLEAR-TRACE®

In this annual report, we are excited to launch a fresh, new look for the company that you have known for two decades as CAS Medical Systems, Inc.

CASMED

FOR WHAT'S VITAL

We introduce CASMED, a new brand and new logo, with an updated position statement, "For What's Vital", which we believe reflects our unique role in the medical device market. They illustrate and bring to the forefront our unwavering confidence, financial stability and technical reliability – the sustainable attributes that will continue to differentiate and drive us forward.

Our renewed brand is the result of a months-long process during which we systematically explored internally and with vendors and customers who we are, what we do, and how we are perceived. The image that emerged was of a highly innovative company committed to giving clinicians top-quality products for obtaining fast, accurate patient vital signs. Thanks to our products, practitioners worldwide have the data they need to make the best decisions for their patients, even in the most challenging situations and among the smallest or most compromised patients.

We believe that our streamlined brand name, updated logo and renewed identity reflect our Company's purpose, spirit and image while maintaining the proud history of CAS Medical Systems, Inc. Our new brand identity will serve us well into the future as we continuously explore better ways to fulfill our vital mission of delivering the most accurate data available to ensure the best outcomes for patients everywhere.

President's Message

To Our Valued Stockholders,

2005 was a watershed year for CAS Medical Systems, as the Company achieved several major milestones and continued its strong growth. These successes are reflected in our excellent financial results as our revenues reached record levels, increasing 34 percent to an all-time high of $26.9 million. Additionally, we continued to introduce innovative, market-leading products and achieved new levels of external recognition that reflect our financial health and reputation for quality.

The first major milestone of the year was the acquisition in May of Statcorp. For more than 15 years, Statcorp has been manufacturing and distributing worldwide its line of medical products which include blood pressure cuffs and rapid infusion cuffs. Our integration has been successful and the acquisition opens new doors and avenues for increased business with existing CAS and Statcorp customers. The expanded product offering provides us with a complete, economical solution to offer our customers. This will help us further penetrate the vital signs monitoring market because we can provide both the high quality capital equipment we're known for and the consumable products that complement it. Sales from Statcorp contributed $4.4 million to the increase in overall sales in 2005.

It is important to note that, outside of the acquisition, our core business also continued to grow at a double digit rate. Sales of vital signs monitors reached record levels, with continued growth of sales to the U.S. Department of Veterans Affairs under our sole source blanket purchase agreement. Our MAXNIBP® OEM blood pressure technology, private label vital signs products and neonatal product lines also continued their consistent growth during the year.

Two other major milestones came late in the year. They were our announcements in December to upgrade to the NASDAQ Small Cap Market and the 510(k) clearance we received from the U.S. Food and Drug Administration to market our Near Infrared Spectroscopy (NIRS) Adult Cerebral Oximeter Monitor.

The NASDAQ listing provides greater exposure to the financial community and broader access to the capital markets. It was a result of our continued hard work and improved performance and has enabled us to join the ranks of other industry leaders listed on the NASDAQ Small Cap Markets.

Our approval to market our NIRS brain oximeter was a major milestone and its launch is a main focus of our development efforts in 2006. We expect this innovative device to be launched at the end of this year. Brain oxygenation represents a new parameter to clinicians and one we feel will be the next vital sign. We believe that we are ideally suited to grow this market because of our strong track record in research, design, development, manufacturing, marketing and distribution of medical devices as well as our firmly established partnerships with other leading medical device companies.

The Company achieved several other major accomplishments during the year. Our exceptional products and services, as well as our rapid rate of growth, earned us several honors. The Company's MAXNIBP® OEM technology is a vital component in the Medtronic Emergency Response Systems LIFEPAK® 12 Defibrillator/Monitor and we were proud to receive their vendor award for Outstanding Performance.

The Company also became certified to ISO 13485:2003, an international quality system specifically targeting medical device manufacturers. Meeting ISO's latest rigorous standards was crucial to us as we continue to improve the performance and quality of our products. We are passionate about quality throughout the whole organization and we remain focused on quality initiatives to ensure that the products we offer continue to be the very best for our customers.

Several internal initiatives also supported our commitment to quality. We invested heavily in a new enterprise resource planning (ERP) system that will support us as we grow over the coming years. We continued our transformation to "lean" manufacturing and made significant investments in capital equipment to ensure our products are of the highest quality and competitively priced. The Company strives to continually improve its processes, not only in manufacturing, but throughout the organization, to remain at the forefront of the markets it serves.

On the business side, for the fourth consecutive year, we were named to the Connecticut Technology Fast 50 – a ranking of the state's fastest-growing technology companies compiled by the Connecticut Technology Council and Deloitte.

While 2005 was a year of major accomplishments and successes, we have much work to do in 2006. A great deal of time and effort will be spent this year developing and launching our Fore-Sight™ NIRS Cerebral Oximeter. The Fore-Sight is a simple-to-use non-invasive monitor that will continuously measure absolute levels of blood oxygen in the brain. Up until recently, clinicians have had to use other parameters to estimate the brain's oxygen status, but these techniques have not always been reliable. We believe that reliable, absolute, real-time information on brain oxygenation will be vital, especially in high-risk surgical procedures requiring general anesthesia where there may have been previously undetected incidents of the brain being deprived of oxygen.

Once alerted to low brain oxygen levels, medical professionals can use this and other information to easily take corrective action through mechanical intervention, the introduction of medications, or changes in ventilation and anesthetic agents. Clinical studies have already begun to show that the use of Cerebral Oximetry can reduce the occurrence of adverse clinical results. This can significantly improve patient outcomes and reduce hospital costs. Our initial target market for our Fore-Sight Cerebral Oximeter is for use in surgical procedures, such as cardiac and carotid artery surgeries, and other critical care situations with a high risk of oxygen imbalances.

Additionally, we are excited about the additions to the vital signs product lines with the recent introductions of the 750E and 750C monitors, as well as the award of our first GPO contract with Amerinet for our neonatal product lines. We look forward to continuing to grow our core business while conducting research and development that results in new, innovative products to serve the vital signs monitoring market. We are also searching the competitive landscape for strategic acquisitions as appropriate.

2005 was an excellent year for CAS Medical Systems. I want to thank all those who were so vital to our success, including our dedicated employees, valued customers and partners, board of directors, management team, and, of course, our investors. We look forward to continuing to deserve your trust and merit your confidence in 2006.

Louis P. Scheps
President, Chairman of the Board and
Chief Executive Officer
April 21, 2006


MAXNIBP
%SpO2
98
PR
59
TEMP
°C

< Monitoring Vital Signs

Supporting better outcomes by providing critical information

The CAS Vital Signs Monitors are among the world's smallest and lightest multi-parameter monitors, offering "best in class" technologies for a variety of measurement parameters. The Model 740 uses CAS' proprietary MAXNIBP® Blood Pressure measurement technology, a choice of leading Pulse Oximetry technologies including Masimo® SET®, and Temperature in a simple, rugged, portable unit. The CAS 740 lets caregivers monitor basic vital signs in sub-acute areas of the hospital such as medical/surgical units, recovery, procedure laboratories and physician offices. It is also ideal for emergency response settings where treating patients quickly and effectively is a constant challenge. The new CAS 750 adds ECG, Respiration, and End Tidal CO_2 measurement with up to three waveforms. With its wide range of capabilities and advanced best-in-class technology, the 750 is the ideal choice for a portable vital signs monitor that is reliable under the most challenging of circumstances.



Caring for Newborns >

Putting superior products into the hands of those who treat the tiniest patients

CAS' neonatal product line originated with a clear purpose – to bring to market products specifically designed for premature infants to meet their special skin care needs. CAS products consistently deliver unsurpassed reliability, efficiency and performance. This means better care for babies, as well as greater effectiveness for practitioners and real value for hospitals. The CAS neonatal product line, developed in collaboration with NICU nurses, includes Klear-Trace® ECG Electrodes, NeoGuard® temperature probes with adhesive reflectors, and BiliBottoms™ light permeable diapers.


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KLEAR-TRACE®

Detecting Apnea >

Making monitoring simple and easy in the hospital or the home

CAS is a leading name in cardio-respiratory monitoring, with the most comprehensive range of apnea monitors and accessories available. The AMI® Plus is an infant apnea monitor that offers leading-edge technology and unmatched ease of use. The built-in modem makes it ideal for home use. The 511 monitor has apnea monitoring with pulse oximetry for neonatal, pediatric and adult patients. It is a compact, all-in-one unit for monitoring heart rate, respiration and pulse oximetry in the hospital or at home. With CAS Express™ report generating software, a clinician can access, review and analyze data from the apnea monitors quickly and easily. The CAS family of products is perfectly suited to a wide range of patient care situations in the hospital and in the home.


PATIENT
APNEA
RESPIRATION
HEART FAST
HEARTBEAT
HEART SLOW
INFANT CENTRAL

< Offering Innovative Technology

MAXNIBP: the gold standard in blood pressure monitoring

Motion Artifact eXtraction technology – MAXNIBP – is the most advanced technology for non-invasive blood pressure measurement. CAS' proprietary technology has advanced software algorithms that have proven to be more accurate, reliable and faster to produce a measurement result than any other NIBP product. MAXNIBP is offered as a Module to be used in other manufacturers' multi-parameter monitoring systems. With OEM partnerships throughout the world, MAXNIBP is used in a wide variety of clinical settings.


Ultra Check
BLOOD PRESSURE CUFF
U2635
REGULAR
Ultra Check
BLOOD PRESSURE CUFF
MODEL U1320
CHILD
RANGE 13cm-20cm

Providing Complete Solutions >

Now offering cuffs, infusors and accessories for one-stop shopping

With our recent acquisition of Statcorp, a well-known manufacturer of blood pressure and rapid infusion cuffs, CAS now offers a complete line of products at a competitive price to complement our blood pressure monitoring devices. A wide variety of materials, connectors for any monitoring system, and a range of sizes ensure that we can meet the requirements of our customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition

On May 15, 2005, the Company purchased all the outstanding capital stock of Statcorp, Inc. The cost of the acquisition was $4.8 million. Additional cash up to $1,000,000 may be paid depending on Statcorp's sales level for the twelve month period ending May 15, 2006. If, however, Statcorp's sales level for such period are below specified amounts, the purchase price paid will be reduced in increments ranging from $175,000 to $700,000.

Statcorp develops, assembles and sells blood pressure cuffs, liquid infusion devices, and blood transfusion filters for worldwide use in the medical industry. The acquisition enhances the Company's position in the non-invasive blood pressure monitoring market by enabling it to offer a complete, low cost, high performance accessories solution to its customers to complement its proprietary monitoring products and OEM technologies. Statcorp also enjoys certain key OEM, private label, and distributor relationships which the Company may seek to expand to its other product lines.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net income for 2005 was $1,815,000 or $0.15 per common share on a diluted basis compared to $1,205,000 or $0.11 per diluted common share for 2004. During the fourth quarter of 2005, the Company recorded a $401,000 credit from the curtailment of its retirement benefit plan. Pre-tax income for 2005 was affected by a significant increase in research and development ("R&D") expenses of $599,000 primarily pertaining to the development of the Company's Near-Infrared Spectroscopy ("NIRS") monitoring device. Reductions in selling, general and administrative ("S,G&A") expenses as a percentage of sales contributed to the increase in operating income to $2,723,000 for 2005 compared to operating income of $1,708,000 in 2004.

Revenues for 2005 increased 34% or $6,825,000 to $26,884,000 from $20,059,000 for 2004. The growth in revenues was led by sales of Statcorp products which accounted for $4,386,000 of the increase. Sales of blood pressure products increased 34% and accounted for 45% of the increase in revenues. Sales to domestic customers including the Department of Veterans Affairs ("VA") under the Company's multi-year contract and sales to the veterinary market under a private-label distribution arrangement were primarily responsible for the increase in blood pressure product sales. Increases in neonatal product sales and service revenues also contributed to the overall growth in revenue. Partially offsetting the increase were reductions in sales of Apnea monitors and accessories.

Cost of products sold as a percentage of net revenues increased to 56.1% for 2005 from 54.4% for the prior year. The increase in cost of products sold as a percentage of revenue is related to the lower average gross margins on products sold by Statcorp. Cost of products sold for 2005 includes a net credit of $243,000 which includes a $301,000 credit related to the curtailment gain on the retirement benefit plan and $57,000 of retirement benefit expenses. 2004 includes $151,000 of retirement benefit expenses. Cost of products sold for 2005 excluding Statcorp and net retirement benefit credits were unchanged from 2004. The Company is continuing to pursue product cost reductions through improvements in manufacturing processes and inventory control, capital expenditures to replace aged equipment, adoption of company-wide quality initiatives and increases in employee training.

R&D expenses increased $599,000 or 58% to $1,631,000 for 2005 from $1,032,000 for 2004. R&D expenses are reported net of reimbursements received from the National Institutes of Health ("NIH") primarily pertaining to the Company's development of its Near-Infrared Spectroscopy ("NIRS") technology. Amounts reimbursed from the NIH, including accruals, for 2005 and 2004 were $531,000 and $521,000, respectively. R&D expenses for 2005 and 2004 before reimbursement approximated 8.0% and 7.8% of revenues, respectively. R&D expenses before reimbursement reflected an increase of 39% for 2005 as compared to the prior year. Increased expenditures for salaries and related benefits, engineering project materials, clinical expenses and outside services were responsible for the increases in spending.

Selling, General and Administrative ("S,G&A") expenses increased $1,176,000 or 19% to $7,439,000 or 27% of revenues for 2005 from $6,263,000 or 31% of revenues for 2004. Sales, marketing and administrative expenses of Statcorp accounted for $781,000 of the increase in expenses. General and administrative expenses ("G&A") accounted for $180,000 or 7.2% of the increase in S,G&A expenses due to increases in legal fees, shareholder and investor communication expenses including NASDAQ listing fees and post-transaction travel and entertainment expenses pertaining to the Statcorp acquisition, and were partially offset by reductions in bad debt expense, depreciation and amortization and bonuses. G&A expenses for 2005 included a reduction in retirement benefit expenses of $112,000 compared to expenses of $51,000 for 2004. Increases in marketing salaries and related fringe benefits were primarily responsible for the remainder of the increase in S,G&A expenses.

Net interest expense increased $95,000 or 132% to $167,000 for 2005 from $72,000 for the prior year. Interest expense associated with the Statcorp acquisition loan accounted for $157,000 of the overall interest expense. Mortgage related interest expense partially offset by interest income from excess cash balances primarily accounted for the remainder of the net interest expense.

Income tax expense for 2005 was $741,000 compared to income tax expense of $430,000 for 2004. The provision for income taxes for 2005 represents an effective tax rate of 29% which is lower than the statutory rate primarily as a result of R&D and other tax credits. The provision for income taxes for 2004 represents an effective tax rate of approximately 26% resulting primarily from R&D and other tax credits and realized net operating loss carry forwards.

Financial Condition, Liquidity and Capital Resources

The Company's cash and cash equivalents were $1,893,000 at December 31, 2005 compared to $1,973,000 at December 31, 2004. Working capital decreased $556,000 to $5,550,000 at December 31, 2005 from $6,106,000 at December 31, 2004. The Company's current ratio declined to 2.9 to 1 from 4.0 to 1 partially due to the rise in inventory and associated accounts payable and to the effects of consolidating Statcorp as of May 15, 2005 which had lower levels of working capital and related ratios.

Cash provided by operations for 2005 was $1,150,000 compared to $2,689,000 for the prior year. The decrease resulted primarily from an increase in inventory and the non-cash curtailment gain on the Company's retirement benefit plan.

Cash used by investing activities was $5,480,000 for 2005 compared to $506,000 for 2004 reflecting $450,000 of increased expenditures for equipment and intangible assets and $4,524,000 (net of cash acquired of $250,000) for the purchase of Statcorp. Equipment purchases of $657,000 were primarily related to the acquisition and installation of the Company's new enterprise resource planning system and related hardware upgrades, leasehold improvements related to a three year facilities lease agreement effective December 2004, and manufacturing equipment.

Net cash provided by financing activities was $4,249,000 for 2005 compared to $1,090,000 used for 2004. During May 2005, the Company entered into a fixed rate seven year obligation with its bank for $4,200,000 to finance a portion of the Statcorp acquisition. During 2005, the Company repaid $389,000 of long-term debt and notes payable compared to payments of $1,136,000 during 2004 which included $582,000 of unscheduled term loan payments. During the second quarter of 2004, the Company purchased 86,000 shares of its common stock at fair value from a former employee for $101,500.

During August 2005, the Company renewed its $3,000,000 line-of-credit with its bank lender which expired on August 31, 2005 to August 31, 2007. Borrowings under the line-of-credit are payable on demand and bear interest at the bank's base rate (7.25% at December 31, 2005) which may change from time to time. During 2005, there were no borrowings under the line of credit. Under the terms of the related agreement, the Company is permitted to borrow based on accounts receivable and inventories according to pre-established criteria. The bank has a first security interest on substantially all assets of the Company.

During 2006, the Company intends to significantly increase its spending associated with the NIRS cerebral oximeter, scheduled for launch by the end of the year. Such spending includes additional R&D, on-going clinical studies, marketing expenses, manufacturing start-up costs and capital expenditures. The Company believes that its sources of funds consisting of cash and cash equivalents, cash flow from operations and funds available from the revolving credit facility will be sufficient to meet its current and expected short-term requirements. Management believes that, if needed, it would be able to find additional sources of funds on commercially acceptable terms which may be required to support the Company's long-term initiatives.

The following table sets forth a summary of the Company's cash commitments under contractual obligations as of December 31, 2005:

Contractual Obligations	**Total**	**One Year or Less**	**2 – 4 Years**	**5 – 7 Years**	**More Than Seven Years**
Long-term debt	$ 4,990,317	$ 574,115	$ 1,943,752	$ 1,953,720	$ 518,730
Notes payable	206,359	206,359	–	–	–
Operating leases	361,469	159,877	195,787	5,805	–
Retirement benefit obligation, as amended	8,151	8,151	–	–	–
	$ 5,566,296	$ 948,502	$ 2,139,539	$ 1,959,525	$ 518,730

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than operating leases for office and warehouse space.

Critical Accounting Policies

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In preparing the financial statements, the Company is required to make estimation judgments. Such judgments are based upon historical experience and certain assumptions that are believed to be reasonable in the particular circumstances. Those judgments affect both balance sheet and income statement accounts and disclosures. The Company evaluates its assumptions on an ongoing basis by comparing actual results with its estimates. Actual results may differ from the original estimates. The following accounting policies are those that the Company believes to be most critical to the preparation of its financial statements.

Inventory Valuation – The Company's inventories are stated at the lower of cost or market. The Company provides allowances on inventories for any material that has become obsolete or may become unsaleable based on estimates of future demand and sale price in the market. Judgments with respect to saleability and usage of inventories, estimated market value, and recoverability upon sale are complex and subjective. Such assumptions are reviewed periodically and adjustments are made, as necessary, to reflect changed conditions.

Deferred Income Tax Assets – The Company has recorded deferred income tax assets for the estimated benefit of future tax deductions on inventories, property and equipment, retirement benefit obligation and other accruals and various tax credits. Based on the Company's projection of future taxable income and certain prudent tax planning strategies, management believes its deferred income tax assets will be realized and no valuation allowance is necessary. Should circumstances change and the Company determine that some or all of the deferred income tax assets would not be realized, a valuation allowance would be recorded resulting in a charge to operations in the period the determination is made.

Accrued Warranty Costs – The Company warranties its products for up to three years and records the estimated cost of such product warranties at the time the sale is recorded. Estimated warranty costs are based upon actual past experience of product returns and the related estimated cost of labor and material to make the necessary repairs. If actual future product return rates or the actual costs of material and labor differ from the estimates, adjustments to the accrued warranty liability would be made.

Recent Accounting Pronouncements

In December 2004, the FASB released its final revised standard, FAS No. 123R, Share-Based Payment. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

FAS No. 123R does not mandate an option-pricing model to be used in determining fair value, but does require that the model selected consider certain variables. Different models would result in different valuations. Regardless of the method selected, significant judgment is required for some of the valuation variables. The most significant of these is the volatility of our common stock and the estimated term over which our stock options will be outstanding. The valuation calculation is sensitive to even slight changes in these estimates.

The Company is required to adopt FAS No. 123R on January 1, 2006. Although there will be no impact to our overall cash flows, the adoption of FAS No. 123R will have a material impact on our results of operations.

Report of UHY LLP, Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CAS Medical Systems, Inc:

We have audited the accompanying consolidated balance sheets of CAS Medical Systems, Inc. (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Standards Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

New Haven, Connecticut
March 6, 2006

Consolidated Balance Sheets

As of December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,892,584	$ 1,973,452
Accounts receivable, less allowance of $75,000 in 2005 and $94,000 in 2004	3,218,963	2,929,167
Inventories	5,592,807	2,662,686
Deferred income taxes	318,262	250,342
Other current assets	494,182	355,367
Total current assets	11,516,798	8,171,014
PROPERTY AND EQUIPMENT:		
Land and improvements	535,000	535,000
Buildings and improvements	1,584,159	1,473,698
Machinery and equipment	3,698,457	2,908,376
	5,817,616	4,917,074
Accumulated depreciation	(3,080,160)	(2,649,031)
Property and equipment, net	2,737,456	2,268,043
INTANGIBLE AND OTHER ASSETS, net	360,186	167,990
GOODWILL	3,079,021	–
DEFERRED INCOME TAXES	224,620	385,935
Total assets	$ 17,918,081	$ 10,992,982
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 574,115	$ 58,929
Notes payable	206,359	–
Accounts payable	2,167,396	734,939
Income taxes payable	18,999	417,130
Accrued expenses	1,068,035	854,410
Total current liabilities	4,034,904	2,065,408
LONG-TERM DEBT, less current portion	4,416,202	1,034,495
RETIREMENT BENEFIT OBLIGATION	349,567	736,988
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY:		
Series A cumulative convertible preferred stock, $.001 par value per share, 1,000,000 shares authorized, no shares issued or outstanding	–	–
Common stock, $.004 par value per share, 19,000,000 shares authorized, 10,027,860 and 9,959,173 shares issued as of December 31, 2005 and 2004, respectively, including shares held in treasury	40,456	39,837
Common stock held in treasury, at cost – 86,000 shares	(101,480)	(101,480)
Additional paid-in capital	3,176,911	3,031,387
Retained earnings	6,001,521	4,186,347
Total shareholders' equity	9,117,408	7,156,091
Total liabilities and shareholders' equity	$ 17,918,081	$ 10,992,982

See accompanying notes.

Consolidated Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004
NET SALES	$ 26,884,421	$ 20,059,272
OPERATING EXPENSES:		
Cost of product sales	15,092,322	11,055,912
Research and development	1,630,681	1,032,445
Selling, general and administrative	7,438,511	6,263,352
	24,161,514	18,351,709
Operating income	2,722,907	1,707,563
Interest expense	166,613	72,432
Income before income taxes	2,556,294	1,635,131
Income taxes	741,120	430,246
NET INCOME	$ 1,815,174	$ 1,204,885
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:		
Basic	9,941,670	9,796,684
Diluted	11,729,347	11,128,643
EARNINGS PER COMMON SHARE:		
Basic	$ 0.18	$ 0.12
Diluted	$ 0.15	$ 0.11

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2005 and 2004

	Common Stock						
	Issued		Held in Treasury		Paid-in	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2003	9,712,577	$ 38,851	–	–	$ 2,870,769	$ 2,981,462	$ 5,891,082
Net income						1,204,885	1,204,885
Common stock issued upon exercise of stock options	246,596	986			146,651		147,637
Purchase of common stock for treasury, from former employee at fair value			86,000	($101,480)			(101,480)
Tax benefit from exercise of stock options					13,967		13,967
BALANCE, December 31, 2004	9,959,173	39,837	86,000	(101,480)	3,031,387	4,186,347	7,156,091
Net income						1,815,174	1,815,174
Common stock issued upon exercise of stock options	124,375	498			99,063		99,561
Common stock issued under Stock purchase plan	30,312	121			46,461		46,582
BALANCE, December 31, 2005	10,113,860	$ 40,456	86,000	($101,480)	$ 3,176,911	$ 6,001,521	$ 9,117,408

See accompanying notes.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES:		
Net income	$ 1,815,174	$ 1,204,885
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	542,073	503,108
Deferred income taxes	36,940	80,691
Provision for doubtful accounts	4,000	38,000
Curtailment gain on retirement benefit plan	(400,739)	
Changes in operating assets and liabilities:		
Accounts receivable	126,558	339,892
Inventories	(1,409,062)	(392,070)
Other current assets	(122,462)	134,084
Accounts payable, income taxes and accrued expenses	544,296	577,866
Retirement benefit obligation	13,318	202,089
Net cash provided by operating activities	1,150,096	2,688,545
INVESTING ACTIVITIES:		
Purchase of intangible assets	(299,214)	(80,722)
Purchase of business, net of cash acquired of $250,060	(4,524,249)	
Expenditures for property and equipment	(656,896)	(425,712)
Net cash used by investing activities	(5,480,359)	(506,434)
FINANCING ACTIVITIES:		
Borrowing under short-term notes payable	292,267	–
Repayments of short-term notes payable	(85,908)	(219,619)
Proceeds from long-term debt	4,200,000	–
Repayments of long-term debt	(303,107)	(916,284)
Purchase of common stock for treasury	–	(101,480)
Proceeds from issuance of common stock	146,143	147,637
Net cash provided (used) by financing activities	4,249,395	(1,089,746)
Net change in cash and cash equivalents	(80,868)	1,092,365
Cash and cash equivalents, beginning of year	1,973,452	881,087
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,892,584	$ 1,973,452
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 148,656	$ 90,798
Cash paid (received) during the year for income taxes, net of refunds	$ 1,164,873	$ (193,798)

See accompanying notes.

Notes to Consolidated Financial Statements

(1) THE COMPANY

CAS Medical Systems, Inc. ("CAS Medical") and its wholly-owned subsidiary, Statcorp, Inc. ("Statcorp") operate as one reportable business segment. Together, CAS Medical and Statcorp (the "Company") develop, manufacture and distribute diagnostic equipment and medical products for use in the healthcare and medical industry. These products are sold by the Company through its own sales force, via distributors and pursuant to original equipment manufacturer agreements both internationally and in the United States. The Company's operations and manufacturing facilities are located in the United States. During 2005 and 2004, the Company had sales to one customer which accounted for approximately 14% and 18%, respectively, of net sales. The Company generated revenues from international sales of approximately $5.0 million in 2005 and $4.5 million in 2004. In the normal course of business the Company grants credit to customers and does not require collateral. Credit losses are provided for in the period the related sales are recognized based on experience and an evaluation of the likelihood of collection. Credit losses have been within management's expectations.

(2) ACQUISITION

On May 15, 2005, CAS Medical purchased all the outstanding capital stock of Statcorp, Inc. Statcorp develops, assembles and sells blood pressure cuffs, liquid infusion devices, and blood transfusion filters for worldwide use in the medical industry. The acquisition enhances CAS Medical's position in the non-invasive blood pressure monitoring market by enabling it to offer a complete, low cost, high performance accessories solution to its customers to complement its proprietary monitoring products and OEM technologies. Statcorp also enjoys certain key OEM, private label, and distributor relationships which CAS Medical may seek to expand to its other product lines.

In 2005, CAS Medical acquired Statcorp, Inc. for cash. Additional cash up to $1,000,000 may be paid depending on Statcorp's sales level for the twelve month period ending May 15, 2006. If, however, Statcorp's sales level for such period are below specified amounts the purchase price paid will be reduced in increments ranging from $175,000 to $700,000.

The cost of the Statcorp acquisition has been allocated to the assets acquired and the liabilities assumed based on an internal valuation of their estimated fair values as follows:

Cash	$ 250,060
Accounts receivable	420,354
Inventories	1,521,059
Other current assets	16,353
Property and equipment	243,646
Intangible assets, other than goodwill	3,926
Goodwill	3,079,021
Accounts payable	(579,067)
Accrued expenses	(46,053)
Income taxes	(62,563)
Deferred income taxes	(56,455)
Capital lease obligations	(15,972)
	$ 4,774,309

None of the amount allocated to goodwill is expected to be deductible for tax purposes. The consolidated results of operations include Statcorp from its acquisition date. The final allocation of the cost of the Statcorp acquisition will be completed by May 16, 2006.

Unaudited pro forma results assuming the acquisition of Statcorp occurred as of the beginning of the periods presented follows:

	2005	2004
Net sales	$ 29,676,900	$ 25,774,700
Net income	$ 1,995,500	$ 1,315,500
Per share:		
Basic	$ 0.20	$ 0.13
Diluted	$ 0.17	$ 0.12

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly sensitive to change in the near term are the inventory valuation allowances, capitalized software development costs, allowance for doubtful accounts and warranty accrual. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of CAS Medical and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has deposits in a limited number of financial institutions with federally insured limits. Cash (including cash equivalents) at these institutions is normally in excess of the insured limits. However, the Company believes that the institutions are financially sound and there is only nominal risk of loss.

Inventories
Inventories are stated at the lower of first-in, first-out cost or market.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from two to five years for machinery and equipment, and twenty years for building and improvements. Maintenance and repairs are charged to expense when incurred.

Depreciation expense on property and equipment was $431,129 in 2005 and $381,166 in 2004.

Long-lived assets
The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that the carrying amounts of its long-lived assets are fully recoverable. Accordingly, no impairment loss has been reflected in the Company's reported results of operations for either 2005 or 2004.

Intangible and other assets
Intangible and other assets consist of:

	2005	2004
Patents, purchased technology and other	$ 356,018	$ 185,083
Deferred finance charges	26,484	26,484
Capitalized software	160,063	139,870
	542,565	351,437
Accumulated amortization	(182,379)	(183,447)
	$ 360,186	$ 167,990

Patents and purchased technology costs are amortized over their estimated useful lives. Deferred finance charges are amortized over the term of the related debt. Costs associated with the development of new external use software products are expensed as incurred until technological feasibility has been established in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Technological feasibility is demonstrated by the completion of a detailed design plan. Capitalization ceases when the product is available for general release to customers. Capitalized costs are amortized over their estimated useful lives. Amortization expense was $110,944 in 2005 and $121,942 in 2004.

Approximate amortization expense of intangible assets as of December 31, 2005 over the next five years follows:

2006	$ 60,000
2007	49,700
2008	32,800
2009	29,700
2010	15,200
	$ 187,400

Revenue and accounts receivable recognition
Revenues from sales and accounts receivable are recognized when evidence of an arrangement exists, delivery has occurred based on shipping terms (which are generally FOB shipping point for sales within the United States and EX-Works for export sales), the selling price is fixed and determinable, and collectibility is reasonably assured. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible.

Income taxes
The Company recognizes deferred income tax assets and liabilities for future tax consequences resulting from differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided for that portion of deferred income tax assets which may not be realized.

Warranty costs
The Company warrants some of its products against defects and failures for up to three years and records the estimated cost of such warranties at the time the sale is recorded. Estimated warranty costs are based upon actual past experiences of product returns and the related estimated cost of labor and material to make the necessary repairs.

A summary of the changes in the Company's warranty accrual follows:

	2005	2004
Beginning balance	$ 122,000	$ 122,000
Provisions	91,234	128,964
Warranty costs incurred	(91,234)	(128,964)
Ending balance	$ 122,000	$ 122,000

Research and development costs

The Company expenses all research and development costs as incurred. Research and development expense includes, among other expenses, direct costs for salaries, employee benefits, professional services, materials and facility related expenses.

The Company has received various grants which support its research and development efforts. In accordance with the terms of these grants, the Company is being reimbursed for certain qualifying expenditures under the agreement. Funding provided to the Company is being recorded as a reduction in R&D expenses. The Company recognizes the reimbursement on an accrual basis as the qualifying costs are incurred.

Advertising costs

Non-direct response advertising costs are expensed as incurred and include product promotion, samples, meetings and conventions, and print media. Advertising expense was $594,000 in 2005 and $589,000 in 2004.

Earnings per common share

The Company computes earnings per common share in accordance with SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share assumes the exercise or conversion of dilutive securities using the treasury stock method.

A summary of the denominators used to compute basic and diluted earnings per share follow:

	2005	2004
Weighted average shares outstanding – used to compute basic earnings per share	9,941,670	9,796,684
Dilutive effect of outstanding warrants and options	1,787,677	1,331,959
Weighted average shares of dilutive securities outstanding – used to compute diluted earnings per share	11,729,347	11,128,643

Reclassifications

Certain prior year balances for net sales, cost of sales, and selling, general and administrative expenses have been reclassified to conform to the current year presentation. The reclassification relates to costs for outbound freight. Reimbursed outbound freight costs by customers are now included in net sales rather than as a reduction of expenses and outbound freight costs are now included in cost of sales rather than selling, general and administrative expenses.

Stock-based compensation

The Company grants qualified stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of the grant. The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure".

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations where, generally, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. Pro forma information using the fair value method to record stock-based compensation cost follows:

	2005	2004
Net income:		
As reported	$ 1,815,176	$ 1,204,885
Compensation expense for stock options based on fair value	485,395	147,428
Pro forma	$ 1,329,781	$ 1,057,457
Earnings per share		
As reported - Basic	$ 0.18	$ 0.12
Pro forma - Basic	0.13	0.11
As reported - Diluted	0.15	0.11
Pro forma – Diluted	0.11	0.10

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005 and 2004: risk-free interest rates of 4.4%

and 4.6%; expected lives of 7 years; dividend yield of 0% and expected volatility of 130% and 136%, respectively.

Fair value of financial instruments

The carrying value of long-term debt approximates its fair value based on current market conditions and risks. The carrying amounts of the Company's other financial instruments approximate their fair value.

New accounting pronouncements

FAS No. 123R, "Share-Based Payment" requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on current fair value. The fair value of those awards will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite period will be recognized as compensation cost over the period. The Company is required to adopt FAS No. 123R on January 1, 2006. Although there will be no impact on the Company's cash flows, the adoption of FAS No. 123R will have significant impact on its operating results.

The Company does not believe that there are any other new accounting pronouncements that the Company is required to adopt that are likely to have at least some effect on the Company's future financial statements.

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts follow:

	2005	2004
Balance at beginning of year	$ 94,000	$ 50,000
Provision	4,000	38,000
Accounts recovered (written off)	(23,000)	6,000
Balance at end of year	$ 75,000	$ 94,000

(5) INVENTORIES

Inventories consist of:

	2005	2004
Raw materials	$ 1,140,400	$ 1,727,578
Work in process	–	144,628
Finished goods	4,452,407	790,480
	$ 5,592,807	$ 2,662,686

(6) FINANCING ARRANGEMENTS

Line-of-credit

During August 2005, the Company renewed its $3,000,000 line-of-credit with its bank to September 2007. Borrowings under the line-of-credit are payable on demand and bear interest at the bank's base rate which may change from time to time (7.25% at December 31, 2005). During 2005 there were no borrowings under the line-of-credit. Under the terms of the related agreement, the Company is permitted to borrow based on accounts receivable and inventories according to pre-established criteria. Substantially all assets of the Company are pledged as collateral for borrowings under the line-of-credit.

Notes payable

The Company financed the premiums for its directors and officers and property casualty insurance policies during 2005 with short-term borrowings of $292,267. The outstanding balance as of December 31, 2005 of $206,359 is due in monthly installments of $34,393 including interest at 5.22% to July 2006.

Long-term debt

Long-term debt consists of:

	2005	2004
Mortgage payable to a bank in monthly installments of $9,750, including interest at 5.45%, as amended, to January 2018	$ 1,034,495	$ 1,093,424
Note payable to a bank in monthly installments of $61,533, including interest at 6.0% to May 2012	3,955,822	–
	4,990,317	1,093,424
Less current portion	574,115	58,929
	$ 4,416,202	$ 1,034,495

Scheduled principal maturities of long-term debt follow:

2006	$ 574,115
2007	609,615
2008	646,823
2009	687,314
2010	729,822
Thereafter	1,742,628
	$ 4,990,317

Substantially all assets are pledged as collateral for long-term debt.

(7) ACCRUED EXPENSES

Accrued expenses consist of:

	2005	2004
Payroll	$ 214,402	$ 163,732
Professional fees	218,808	58,775
Warranty	122,000	122,000
Bonuses	300,000	315,000
Customer refunds	53,514	83,364
Other	159,311	111,539
	$ 1,068,035	$ 854,410

(8) STOCK OPTIONS AND WARRANTS AND STOCK PURCHASE PLAN

In June 2004, the Company's stockholders approved the CAS Medical Systems, Inc. 2003 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, 1,000,000 shares of common stock have been reserved for issuance. Awards that may be granted under the Incentive Plan include options, restricted stock, restricted stock units, and other stock-based awards. The purposes of the Incentive Plan are to make available to our key employees and directors, certain compensatory arrangements related to growth in the value of our stock so as to generate an increased incentive to contribute to the Company's financial success and prosperity; to enhance the Company's ability to attract and retain exceptionally qualified individuals whose efforts can affect the Company's financial growth and profitability; and align in general the interests of our employees and directors with the interests of our stockholders. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which in turn determines the employees, officers and directors subject to receive awards and the terms and conditions of these awards.

During 2005, under the Incentive Plan, options for 317,500 shares of common stock were granted to the Company's employees and options to purchase 30,000 shares were cancelled, leaving 466,750 shares available for issuance.

As of December 31, 2005, 299,700 options remain outstanding under the 1994 Employees Incentive Stock Option Plan (the "1994 Plan"). The 1994 Plan expired during 2003 and, as such, there are no further options available for issuance under the 1994 Plan.

During 2005, non-qualified stock options to purchase 7,500 shares were granted to each of the Company's three outside directors under the Incentive Plan.

A summary of the Company's stock option plans and changes during the years follow:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	640,450	$ 0.96	693,800	$ 0.63
Granted	317,500	2.94	249,250	1.46
Exercised	(124,375)	0.80	(246,600)	0.60
Canceled	(30,000)	2.10	(56,000)	0.63
Outstanding at end of year	803,575	1.73	640,450	0.96
Exercisable at end of year	388,200	$ 0.85	364,700	$ 0.64
Weighted average grant-date fair value of options granted during the year		$ 2.94		$ 1.46

Additional information about stock options outstanding and exercisable at December 31, 2005 follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.53 - $ 0.67	192,200	5.1	$ 0.60	192,200	$ 0.60
0.70 - 0.93	107,500	6.0	0.78	107,500	0.84
1.37 - 2.30	331,375	8.6	1.81	88,500	1.47
2.50 - 4.65	172,500	9.5	3.41	–	–
$ 0.53 - $ 4.65	803,575	7.6	$ 1.58	388,200	$ 0.85

Warrants to purchase 1,386,500 shares of common stock at a weighted average exercise price of $0.53 per share are outstanding at December 31, 2005. These warrants have no specific expiration date and have an exercise price range of $0.31 to $1.44 per share. Also outstanding at December 31, 2004 is a warrant issued to the Company's President and Chief Executive Officer to purchase 100,000 shares of the Company's common stock at $1.00 per share. This warrant is exercisable solely in the event of a change of control of the Company as defined.

In June 2004, the Company's stockholders approved the CAS Medical Systems, Inc. Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, 150,000 shares of common stock have been reserved for issuance. Under the Purchase Plan employees may purchase the Company's common stock through payroll deductions. The initial offering period began on July 1, 2004. As of December 31, 2005, 30,312 shares of common stock have been issued to plan participants under the Purchase Plan and amounts had been withheld from employees' compensation for an additional 13,501 shares for future issuance.

(9) LIFE INSURANCE

During 2005 and 2004, the Company paid term-life insurance premiums of approximately $65,741 and $31,000 respectively, on policies on the lives of three officers of the Company. The face amount of insurance on one of the policies is $1,000,000 under which the Company is named as a beneficiary for $750,000. The remaining two policies have face amounts that are the equivalent of two times each officer's annual salaries. The Company is not a beneficiary on either of these two policies.

(10) BENEFIT PLANS

The Company maintains a 401(k) benefit plan for its employees, which generally allows participants to make contributions via salary deductions up to allowable Internal Revenue Service limits on a tax-deferred basis. Such deductions are matched in part by discretionary contributions by the Company. Matching contributions by the Company were $91,077 in 2005 and $75,578 in 2004.

The Company offers certain retirement benefits through a plan accounted for under Financial Accounting Standards Board Statement No. 106, "Accounting for Post-Retirement Benefits Other than Pensions" to a post-retirement benefit plan (the "Plan"). The benefits are funded through the purchase of medical insurance for each retiree each year. The Company continues to fund the Plan on a "pay-as-you-go" basis.

The Plan became effective in January 2002 for qualifying employees who retire at age 65 or later and have provided ten continuous years of service to the Company. The Plan provides certain prescription drug and supplemental health benefits for Medicare qualified retirees of the Company.

During February 2005, the Company initiated certain changes to the Plan to significantly reduce its future funding requirements. Effective September 1, 2005, participants under the Plan were required to share fifty percent of the premiums for benefit costs.

As of December 1, 2005, the Plan was also amended to allow only those participants retired and receiving benefits as of that date to remain eligible to receive future benefits under the Plan. In addition, the Company also advised those participants that it will no longer provide benefits after December 31, 2006. In connection therewith, the Company recognized a curtailment gain of $400,739 during the fourth quarter of 2005.

Components of net periodic benefit cost under the Plan follow:

	2005	2004
Service cost	$ 43,249	$ 88,865
Interest cost	32,148	46,918
Amortization of prior service cost	(22,258)	113,060
Amortization of unrecognized gain	(13,155)	(20,010)
Net periodic benefit (income) cost prior to curtailment	39,984	228,833
Recognized curtailment gain	(400,739)	-
Net periodic benefit (income) cost	$ (360,755)	$ 228,833

Changes in the benefit obligation under the Plan and a reconciliation of its funded status as of the measurement date (December 31) to amounts shown in the Company's balance sheets follow:

	2005	2004
Benefit obligation at beginning of year	$ 1,036,500	$ 797,177
Service cost	43,249	88,865
Interest cost	32,148	46,918
Plan curtailment gain	(400,739)	–
Plan amendment	(576,581)	–
Actuarial loss (gain)	(99,975)	130,284
Benefits paid	(26,666)	(26,744)
Benefit obligation at end of year	7,936	1,036,500
Unrecognized prior service costs	195,921	(358,402)
Unrecognized net gain	145,710	58,890
Accrued post-retirement benefit costs	$ 349,567	$ 736,988

The negative unrecognized prior service costs of $195,921 applicable to current retirees receiving benefits and the unrecognized net gain of $145,710 as of December 31, 2005 will be amortized to the date coverage expires (December 31, 2006). Benefit payments in 2006 are expected to approximate $8,000; no benefit payments will be made thereafter.

Because the Plan's benefit formula grants credit only for service after age 55, the expected post-retirement benefit obligation for an employee is attributed from age 55 to age 65.

Weighted average discount rate assumptions used under the Plan follow:

	2005	2004
Year-end benefit obligation	5.50%	5.75%
Net periodic benefit cost	5.75%	6.00%

Health care trend rate assumptions used to develop cost under the Plan at year-end follow:

	2005	2004
Initial trend rate	8.00%	8.00%
Ultimate trend rate	5.00%	5.00%
Years to ultimate trend rate	3	3

Assumed health care trend rates effect the amounts reported for benefit costs and the benefit obligation. A one percentage point change in assumed health care cost trend rates has the following effects on reported amounts for 2005:

	Increase	Decrease
Effect on total of service and interest cost components	$ 11,687	$ (9,802)

(11) INCOME TAXES

The provision for income taxes consists of:

	2005	2004
Current:		
Federal	$ 642,630	$ 427,188
State (benefit)	61,549	(77,632)
	704,179	349,556
Deferred:		
Federal	86,599	66,656
State (benefit)	(49,658)	14,034
	36,941	80,690
Income taxes	$ 741,120	$ 430,246

A reconciliation of U.S. Federal income taxes computed at the statutory rate to income taxes shown in operations follows:

	2005	2004
Income taxes at the statutory rate	$ 869,140	$ 555,945
State income taxes, net of federal effect	4,895	(41,975)
R&D and other tax credits	(108,821)	(61,230)
Net operating loss carry forward realized	-	(61,985)
Other	(24,094)	39,491
Income taxes	$ 741,120	$ 430,246

Deferred income tax assets and (liabilities) at December 31 relate to:

	2005	2004
Inventories	$ 237,023	$ 252,225
Warranty accrual	42,688	42,688
Allowance for doubtful accounts	26,090	32,891
Tax credits	74,440	40,284
Property and equipment	79,281	87,002
Retirement benefit obligation	122,313	257,872
Other	108,360	44,620
	690,195	757,582
Prepaid expenses	(147,313)	(121,305)
	$ 542,882	$ 636,277

(12) GRANT AWARDS

The Company has been awarded various grants by the National Institutes of Neurological Disorders and Stroke of the NIH under its Small Business Innovative Research Program. Grants under this program are being used to support development of a new technology, Near-Infrared Spectroscopy ("NIRS") which can non-invasively measure the brain oxygenation level of a neonatal patient. In accordance with the terms of these grants, the Company is reimbursed for certain qualifying expenditures. The Company is pursuing additional NIH grants to support its NIRS research.

The Company has received various grants under the NIH program including a phase II award received during May 2004 approximating $1,000,000 for continued development in the adult population.

During March 2004, the Company was awarded a $100,000 grant for developing a new generation of automated non-invasive blood pressure ("NIBP") monitors, which have incorporated advanced NIBP algorithms that compensate for arterial stiffness.

During 2005 and 2004, approximately $531,000 and $521,000, respectively, of qualifying research and development costs ("R&D") were reimbursed under grants. Such reimbursements are recorded as a reduction in R&D expenses. The Company recognizes these reimbursements on an accrual basis as the qualifying costs are incurred.

(13) COMMITMENTS AND CONTINGENCIES

The Company is committed under an employment agreement with its Chief Executive Officer, Louis P. Scheps, for payments aggregating approximately $275,000 per year, through March 31, 2007. Mr. Scheps will then serve as a part-time employee in a senior executive role from April 1, 2007 through March 31, 2009 at an annual salary of $100,000. From October 1, 2005 to October 1, 2007 the Company will maintain life insurance coverage for Mr. Scheps naming him as the insured party in an amount not less than $250,000. Further, the Company will use commercially reasonable efforts to secure continuation of Mr. Scheps' Company paid life insurance for the period from October 1, 2007 to March 31, 2009 in amounts commensurate with existing coverage of $250,000.

The Company's articles of incorporation provide that the Company will indemnify its directors to the full extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of being or having been a director of the Company. Given the nature of this indemnification, the Company is unable to make a reasonable estimate of the maximum potential amount that the Company could be required to pay. Historically, the Company has not made any significant payments related to the above indemnification. Currently, there are no known matters for which the Company may be required to provide indemnification. As such, no amount has been accrued in the accompanying financial statements.

The Company leases operating facilities and certain equipment under noncancellable operating leases. Rent expense under these leases was $139,767 in 2005. (Rent expense was insignificant in 2004.) Future annual minimum rental payments as of December 31, 2005 to the expiration of the leases follow: 2006- $159,877; 2007- $146,483; 2008- $41,564; 2009- $7,740 and 2010- $5,805.

Corporate Information

Corporate Headquarters

CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone: 203-488-6056
Fax: 203-488-9438
Internet: www.casmed.com

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Legal Counsel

Wiggin & Dana LLP
One Century Tower
250 Church Street
New Haven, CT 06508

Independent Public Accountants

UHY LLP
Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Communications Advisor

Financial Dynamics
Business Communications
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005

Form 10-K

A copy of our Form 10-KSB report for the year ended December 31, 2005, filed with the Securities and Exchange Commission, is available to stockholders free of charge by writing to the Company to the attention of the Chief Financial Officer.

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 10:00 a.m. on June 14, 2006, at the offices of the Company at 44 East Industrial Road, Branford, CT 06405.

Market for the Company's Common Stock and Related Stockholder Matters

On December 15, 2005 the common stock of the Company began trading on the NASDAQ Capital Market under the symbol "CASM". Prior to that date during 2005 and 2004, the Company's common stock was traded publicly on the Over-the-Counter Bulletin Board under the symbol "CAMY.OB". The following table shows the high and low bid quotations for the Company's common stock during each quarterly period for the last two years. As of March 15, 2006, there were approximately 2,030 stockholders of record of the Company's common stock.

Period Ending	High	Low
March 31, 2004	$1.62	$1.27
June 30, 2004	1.67	1.21
September 30, 2004	1.51	1.29
December 31, 2004	2.95	1.33
March 31, 2005	2.72	2.20
June 30, 2005	4.15	2.33
September 30, 2005	5.60	3.75
December 31, 2005	9.10	4.21

Board of Directors

Louis P. Scheps
President, Chairman of the Board and Chief Executive Officer

Jerome Baron
Vice Chairman,
Brean Murray, Carret and Co. LLC

Lawrence S. Burstein
President,
Unity Venture Capital Associates, Ltd.

Saul S. Milles, M.D.
Former Medical Director,
General Electric Company

Executive Officers

Louis P. Scheps
President, Chairman of the Board and Chief Executive Officer

Jeffery A. Baird
Chief Financial Officer

Andrew E. Kersey
Chief Operating Officer

CASMED

FOR WHAT'S VITAL

CAS Medical Systems, Inc.
44 East Industrial Road
Branford, Connecticut 06405
Phone: 203-488-6056
casmed.com